EXHIBIT 99.1

EXPLANATION OF RESPONSES
(1)
Pursuant to the Agreement and Plan of Merger, dated December 17, 2025 (the “Merger Agreement”), by and among Udemy, Inc., a Delaware corporation (“Issuer”), Coursera, Inc., a Delaware public benefit corporation (“Coursera”), and Chess Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Coursera (“Merger Sub”), effective as of May 11, 2026, Merger Sub merged with and into Issuer (the “Merger”), with Issuer surviving the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.00001 per share, of Issuer issued and outstanding, held by Insight Partners Public Equities Master Fund, L.P. was converted into the right to receive 0.800 share of common stock, par value $0.00001 per share, of Coursera.

(2)
For purposes of the exemption under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, the Board of Directors of the Issuer approved the disposition of any direct or indirect pecuniary interest in any and all of the Shares by the Reporting Person as a result of or in connection with the transaction reported in this Form 4.

(3)	Held directly by Insight Partners Public Equities Master Fund, L.P.